Exhibit 99.1

Application for quotation of +securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Monday January 08, 2024

The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Total number of +securities to be quoted

ASX +security		Number of +securities to
code	Security description	be quoted	Issue date
ATH	ORDINARY FULLY PAID	1,008,965,805	08/01/2024

Refer to next page for full details of the announcement

Application for quotation of +securities	1 / 6

Application for quotation of +securities

Part 1 - Entity and announcement details

1.1	Name of +Entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2	Registered Number Type	Registration Number

ABN	37080699065

1.3	ASX issuer code

ATH

1.4	The announcement is

 New announcement

1.5	Date of this announcement

8/1/2024

Application for quotation of +securities	2 / 6

Application for quotation of +securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
22-Nov-2023 10:02	New - Proposed issue of securities - ATH	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

Yes

2.3a.3 Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B

Options to be issued in subsequent Appendix 3G

Application for quotation of +securities	3 / 6

Application for quotation of +securities

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

ATH : ORDINARY FULLY PAID

Issue date

8/1/2024

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Total percentage of +securities held
For example, to enter a value of 50%
Number of +securities held	Number of holders	please input as 50.00
1 - 1,000		%
1,001 - 5,000		%
5,001 - 10,000		%
10,001 - 100,000		%
100,001 and over		%

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Application for quotation of +securities

Issue details

Number of +securities to be quoted

1,008,965,805

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?
AUD - Australian Dollar	AUD 0.00350000

Any other information the entity wishes to provide about the +securities to be quoted

Issue of shares per Tranche Two of Placement

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Application for quotation of +securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

Total number of
ASX +security code and description	+securities on issue
ATH : ORDINARY FULLY PAID	3,811,326,185

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	19,250,000
ATHAAF : OPTION EXPIRING 31-JUL-2024 EX $0.07	12,000,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,900,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

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